FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about this document or as to the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser.

If you sold or transferred all or some of your ordinary shares on or before 19 August 2003, but those shares are included in the number shown in box 1 on the accompanying Form of Election or Entitlement Advice, you should, without delay, consult the stockbroker or other agent through whom the sale or transfer was effected for advice on the action you should take.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

3 September 2003

Dear Shareholder

SCRIP DIVIDEND SCHEME AND PAYMENT OF DIVIDENDS IN UNITED STATES DOLLARS, STERLING OR HONG KONG DOLLARS

On 4 August 2003, your Directors declared a first interim dividend for 2003 of US$0.24 per ordinary share, payable on 7 October 2003. You may elect to receive:

1.     a scrip dividend of new shares at a 'Market Value' of US$12.6732 (£8.069) per share;
2.     a cash dividend in United States dollars, sterling, or Hong Kong dollars; or
3.     combinations of cash and scrip dividends.

For illustration, using the exchange rates on 30 June 2003, the first interim dividend in sterling and Hong Kong dollars would have been approximately £0.15 and HK$1.87. The precise amounts which will be payable per ordinary share in either sterling or Hong Kong dollars on 7 October 2003 will be converted from United States dollars using the exchange rates on 29 September 2003 as explained on page 2. Please read this letter carefully.

  Scrip dividend

  If you have already given standing instructions to receive new shares under the Scrip Dividend Scheme,   you will find an Entitlement Advice enclosed with this letter. You need take no further action if you wish to receive the number of new shares shown on the Entitlement Advice. If you do not wish to receive the maximum entitlement to new shares, a letter revoking your standing instructions must be received by the appropriate Registrars, at the address given on page 8, by close of business on 24 September 2003. If you wish to receive new shares in respect of only part of this dividend, or if you wish to receive your cash dividend in any combination of United States dollars, sterling and Hong Kong dollars, please also ask the Registrars for a Form of Election in time to return it to them by 24 September 2003.

  If you have not previously given standing instructions to receive new shares under the Scrip Dividend Scheme and you wish to receive new shares in lieu of the cash dividend, you should complete and sign the Form of Election enclosed with this letter and return it to the appropriate Registrars, at the address given on page 8, by 24 September 2003. If you take no action, you will receive the dividend in cash in the currency indicated on the Form of Election.

  We will calculate your entitlement to new shares using a 'Market Value' of US$12.6732 (£8.069) for each new share. An explanation of the calculation of 'Market Value' and the basis of allotment of new shares is set out in paragraphs 2 and 3 of the Appendix to this letter.

  Since fractions of shares cannot be issued, if you have elected to receive the maximum entitlement to new shares, any residual dividend entitlement will be carried forward in United States dollars. This will be added to the next dividend to determine the number of new shares to be received on that occasion. Residual dividend entitlements carried forward will not bear interest.

HSBC Holdings plc
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com

Incorporated in England with limited liability. Registered in England: number 617987

The scrip dividend alternative will enable shareholders to increase their holdings of shares without incurring dealing costs or stamp duty. However, the scrip dividend on shares held through the American Depositary Receipt programme or Euroclear France, the settlement and central depositary system in France, will be subject to Stamp Duty Reserve Tax, currently 1.5 per cent of the Market Value. To the extent that shareholders elect to receive new shares, the Company will benefit by retaining cash which would otherwise be payable by way of dividend. The Appendix to this letter sets out details of the Scrip Dividend Scheme and provides a general outline of the tax considerations in the United Kingdom and overseas.

Please read the next section regarding the payment of dividends in cash, even if you wish to receive your dividend in the form of new shares.

  Cash dividend

  If your shares were recorded on the Principal Register at close of business on 22 August 2003, you will automatically receive any dividends payable to you in cash in sterling, unless you have previously elected to receive payment in United States dollars or Hong Kong dollars.

  If your shares were recorded on the Hong Kong Overseas Branch Register at close of business on 22 August 2003, you will automatically receive any dividends payable to you in cash in Hong Kong dollars, unless you have previously elected to receive payment in United States dollars or sterling.

  The currency in which any dividend payable to you in cash is to be paid is stated on the accompanying Form of Election or Entitlement Advice.   If you wish to give standing instructions to receive such dividends in one of the other available currencies (United States dollars, sterling or Hong Kong dollars), you should complete the One Currency Election on page 2 of the Form of Election or Entitlement Advice. Completion of the One Currency Election will not revoke a standing instruction to receive the maximum entitlement to new shares under the Scrip Dividend Scheme.

  Combinations of cash and scrip dividends

  If you wish to receive this dividend in a combination of the available currencies or in a combination of cash and new shares, you must complete Section B on page 1 of the Form of Election. If you have received an Entitlement Advice with this letter and not a Form of Election, and you wish to receive your dividend in cash, in any combination of the available currencies, or in a combination of cash and new shares, you should write to the appropriate Registrars, at the address given on page 8, to revoke your standing instructions for scrip dividends and to request a Form of Election in time to return it to them by 24 September 2003.

Dividends payable in sterling or Hong Kong dollars on 7 October 2003 will be converted from United States dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 29 September 2003. The exchange rates will be announced to the London, Hong Kong, New York and Paris stock exchanges.

Dividend warrants and, where applicable, new share certificates are expected to be mailed to shareholders on or about 7 October 2003.

Whether you elect to receive your dividends in cash or in shares, it is recommended that you complete and return the Dividend Payment Instruction on page 2 of the accompanying Form of Election or Entitlement Advice so that any dividends payable to you in cash can be sent to your bank account(s) as you require. It is not necessary for you to complete the Dividend Payment Instruction if you have already given instructions for cash dividends to be sent direct to your bank account and you do not wish to change those instructions.

Yours sincerely

R G Barber
Group Company Secretary

APPENDIX

SCRIP DIVIDEND SCHEME ('THE SCHEME')

  Terms

  The Scheme, authority for which shareholders renewed at the Annual General Meeting on 31 May 2002 for a further five-year period, will apply in respect of the first interim dividend for 2003.

  Holders of ordinary shares on the Principal Register as at the close of business in England on 22 August 2003 or on the Hong Kong Overseas Branch Register as at the close of business in Hong Kong on 22 August 2003 (other than those shareholders referred to below) will be able to elect to receive new shares in respect of all or part of their holdings of shares (see paragraph 3 below) as an alternative to receiving the first interim dividend for 2003 of US$0.24 per share in cash.

  The new ordinary shares will be issued subject to the Memorandum and Articles of Association of the Company and will rank equally with the existing issued ordinary shares in all respects.

  Market Value

  The 'Market Value' is the average of the middle market quotations for the ordinary shares on the London Stock Exchange, as derived from the Daily Official List, for the five business days beginning on 20 August 2003 (the day on which the shares were first quoted ex-dividend). Since the dividend is declared in United States dollars, the average of the middle market quotations of £8.069 was then converted into United States dollars using the exchange rate quoted by HSBC Bank plc in London at 11.00 am on 27 August 2003, giving the Market Value of US$12.6732 for each new share.

  Basis of allotment and examples

  Your entitlement to new shares is based on:

  (a) the Market Value (as defined in paragraph 2 above) of US$12.6732 per share;
  (b) the cash dividend of US$0.24 per share; and
  (c) the number of shares held by you on 22 August 2003 ('the record date').

  The formula used for calculating your entitlement is as follows:

  Number of shares held at the record date x cash dividend per share + any residual dividend entitlement brought forward = maximum dividend available for share election

Maximum dividend available
----------------------------- = maximum number of new shares (rounded down to the nearest whole number)
         Market Value

You may elect to receive new shares in respect of all or part of your holding of ordinary shares. No fraction of a share will be issued.

If you elect to receive the maximum number of new shares in lieu of your dividend, a residual dividend entitlement may arise, representing the difference between the total Market Value of the new shares and the maximum dividend available on your shareholding. This residual dividend entitlement will be carried forward in United States dollars (without interest) to the next dividend (see Example 1).

If you choose to take only part of your dividend as new shares, you will receive the balance in cash (see Example 2).

Example 1
If you have 1,000 ordinary shares, your maximum entitlement will be calculated as follows:
Your cash dividend (1,000 x US$0.24)	US$	240.00
Plus residual dividend entitlement brought forward (say)	US$	4.00
	__	______
Maximum dividend available	US$	244.00
	__	______

US$244.00
Number of new shares =	------------------	= 19.2532	= 19 new shares
US$12.6732

Total Market Value of 19 new shares = 19 x US$12.6732	US$	240.80
Plus residual dividend entitlement carried forward (US$244.00 - US$240.80)	US$	3.20
	__	_____
	US$	244.00
	__	_____

Example 2

If you have 1,000 ordinary shares and a residual dividend entitlement brought forward of, say, US$4.00, your maximum entitlement will be 19 new shares, as shown in Example 1. Should you wish to receive only 5 new shares, you should insert this number in the appropriate box in Section B (i) on the Form of Election. The cash balance due to you would then be calculated as follows:

Your cash dividend (1,000 x US$0.24)	US$	240.00
Plus residual dividend entitlement brought forward (say)	US$	4.00
	__	______
	US$	244.00
	__	______

Total Market Value of 5 new shares =5 x US$12.6732	US$	63.37
Plus cash balance (US$244.00 - US$63.37)	US$	180.63
	__	______
	US$	244.00
	__	______

In addition to the 5 new ordinary shares, you will receive a cash balance of US$180.63. The cash balance will be paid to you in the currency indicated in box 4 on the Form of Election, unless you give instructions to the contrary by indicating the currency/currencies you wish to receive in the boxes in Sections B (iii) to B (v). An example of how Section B of a Form of Election might be completed is given below.

Section B - Complete this section if you wish to receive your dividend in cash in a combination of the available currencies or in a combination of cash and new shares

I/We wish to receive my/our dividend in shares and/or in cash as follows:
in shares
(i) please insert the number of new shares you wish to receive (see box 3 above for maximum)		5	shares
(ii) total value of new shares you wish to receive (number of new shares you wish to receive x US$12.6732)	US$	63.37
in cash
(iii) in US$	US$	60.00
(iv) in sterling, the equivalent of (please insert US$ amount)	US$	60.00
(v) in HK$, the equivalent of (please insert US$ amount)	US$	60.63
Maximum dividend available (the sum of (ii) + (iii) + (iv) + (v))	US$	244.00

  Payment of residual dividend entitlements

  Residual dividend entitlements will be payable in cash (without interest) if, at any time, you:
  -     dispose of your entire holding; or
  -     make an election in respect of part only of your holding; or
  -     receive the full cash dividend on the whole of your holding; or
  -     revoke your standing instructions to receive scrip dividends; or
  -     so request in writing to the appropriate Registrars.

  How to participate in the Scheme

  If you have already given standing instructions to receive new shares under the Scheme, you will find an Entitlement Advice enclosed with this letter. You need take no further action unless you wish to revoke your standing instructions or to elect to receive a smaller number of new shares. If you do not formally revoke your standing instructions by 24 September 2003, you will receive the number of new ordinary shares shown in box 2 on the accompanying Entitlement Advice.

  If you do not wish to receive new shares, a letter revoking the standing instructions to receive scrip dividends must be received by the appropriate Registrars at the address given on the Entitlement Advice by close of business on 24 September 2003. A cash dividend will then be paid on your entire holding in the currency shown in box 5 on the Entitlement Advice. If, however, you wish to receive new shares in respect of only part of this dividend or if you wish to receive any dividend payable to you in cash in a currency/currencies other than that shown in box 5 on the Entitlement Advice, please also ask the Registrars for a Form of Election in time to return it to them by 24 September 2003. In any event, if you revoke your standing instructions you will receive a Form of Election for any future dividends to which the Scheme applies.

  If you have not previously given standing instructions to receive new shares under the Scheme and you wish to receive new shares in lieu of a cash dividend on this occasion only, an election to participate in the Scheme must be made on the accompanying Form of Election. The Form is issued to shareholders registered as at 22 August 2003 and should be read in conjunction with this letter. If you wish to elect to receive the maximum entitlement to new shares for this dividend, you may do so by inserting a '|X|' in the box in Section A (i) of the Form of Election. If you wish to elect to receive a smaller number of shares than the maximum entitlement, you should complete Section B of the Form. To be valid in respect of the dividend payable on 7 October 2003, a Form of Election must be completed correctly, signed and received by the Registrars at the address given on page 2 of the Form by close of business on 24 September 2003.

  If you have not previously given standing instructions to receive new shares under the Scheme and you wish to receive the maximum entitlement to new shares automatically for this and for subsequent dividends to which the Scheme applies, you may do so by inserting a '|X|' in the box in Section A (ii) of the accompanying Form of Election and then signing and returning the Form to the Registrars at the address given on page 2 of the Form.

  Completion of Section A (ii) of the Form will ensure that you receive your maximum entitlement to new shares offered in lieu of the first interim dividend for 2003 payable on 7 October 2003 and for subsequent dividends. Your standing instructions may be revoked at any time by giving signed notice in writing to the appropriate Registrars. However, such revocation will take effect in respect of an offer of shares in lieu of a cash dividend only if the notice is received on or before the final date for receipt of Forms of Election in respect of that dividend. Your standing instructions will lapse automatically if at any time you cease to hold any ordinary shares.

ON THE ASSUMPTION THAT NO RESIDUAL DIVIDEND ENTITLEMENT IS BROUGHT FORWARD, SHAREHOLDERS WITH A HOLDING AS AT 22 AUGUST 2003 OF FEWER THAN 53 ORDINARY SHARES WHO HAVE GIVEN STANDING INSTRUCTIONS TO RECEIVE SCRIP DIVIDENDS, OR WHO MAKE AN ELECTION TO RECEIVE SCRIP DIVIDENDS, WILL NOT RECEIVE ANY NEW SHARES ON THIS OCCASION AND WILL HAVE THEIR DIVIDEND ENTITLEMENT CARRIED FORWARD IN UNITED STATES DOLLARS (WITHOUT INTEREST) AS DESCRIBED ON PAGE 1.

  Overseas shareholders

  No person receiving a copy of this document or a Form of Election in any jurisdiction outside the United Kingdom ('UK') or Hong Kong may treat the same as offering a right to elect to receive new shares unless such offer could lawfully be made to such person without the Company being required to comply with any governmental or regulatory procedures or any similar formalities. It is the responsibility of any person outside the UK and Hong Kong who wishes to receive new shares under the Scheme to comply with the laws of the relevant jurisdiction(s), including the obtaining of any governmental or other consents and compliance with all other formalities. It is also the responsibility of any person who receives new shares in lieu of a cash dividend to comply with any restrictions on the resale of the shares which may apply outside the UK and Hong Kong. For example, shareholders in Ontario who have scrip dividend shares allotted to them must ensure that the first trade of their scrip dividend shares is executed on a stock exchange outside Canada.

  Issue of share certificates and listing of new shares

  Application will be made to the UK Listing Authority and to the London Stock Exchange for the new shares to be admitted to the Official List and to trading respectively, to the Stock Exchange of Hong Kong for listing of, and permission to deal in, the new shares, and to the New York and Paris stock exchanges for listing of the new shares.

  Existing ordinary shares on the Principal Register may be held either in certificated form, or in uncertificated form through CREST. Where a shareholder has holdings of ordinary shares in both certificated and uncertificated form, each holding will be treated separately for the purpose of calculating entitlements to new shares.

  Definitive share certificates for the new shares issued under the Scheme in respect of holdings in certificated form are expected to be mailed to shareholders entitled thereto at their risk on 7 October 2003, at the same time as warrants in respect of the cash dividend are mailed. New shares issued under the Scheme in respect of holdings of shares which are in uncertificated form will also be issued in uncertificated form. The Company will arrange for the relevant shareholders' stock accounts in CREST to be credited with the appropriate numbers of new shares on 7 October 2003.

  Dealings in the new shares in London, Hong Kong and Paris, and in the American Depositary Shares in New York are expected to begin on 7 October 2003.

  If you have sold or transferred your shares

  If you sold or transferred all or some of your ordinary shares on or before 19 August 2003 (the date on which the shares eligible for the first interim dividend for 2003 were last quoted cum-dividend on the London and Hong Kong stock exchanges), but those shares are nevertheless included in the number shown in box 1 on the accompanying Form of Election or Entitlement Advice, you should, without delay, consult the stockbroker or other agent through whom the sale or transfer was effected for advice on the action you should take.

  General

  If all shareholders were to elect to take up their entitlements to new shares under the Scheme in respect of the first interim dividend for 2003, approximately 205.8 million new shares would be issued, representing an increase of 1.89 per cent in the issued ordinary share capital of the Company as at 27 August 2003.

  The total cost of the first interim dividend for 2003, ignoring any elections for the scrip alternative, is approximately US$2,608 million. The applicable tax credit is the sterling equivalent of approximately US$290 million.

  Whether or not it is to your advantage to elect to receive new ordinary shares in lieu of a cash dividend or to elect to receive payment in United States dollars, sterling or Hong Kong dollars is a matter for individual decision by each shareholder. HSBC Holdings cannot accept any responsibility for your decision. The effect on the tax position of any shareholder will depend on that shareholder's particular circumstances. If you are in any doubt as to what to do, you should consult your professional advisers.

  No acknowledgement of receipt of a Form of Election will be issued.

  Tax return

  To assist shareholders who receive a scrip dividend, we will send a Notional Tax Voucher which may be needed for tax returns. This will contain the following particulars:

  -     number of ordinary shares held at close of business on 22 August 2003
  -     number of new ordinary shares allotted
  -     total dividend payable
  -     residual dividend entitlement (if any) brought forward from previous dividend
  -     residual dividend entitlement (if any) carried forward to the next dividend
  -     cash equivalent of the new shares allotted
  -     amount of UK income tax treated as paid on the new shares.

  Taxation

  The precise tax consequences for a shareholder receiving a cash dividend or electing to receive new shares in lieu of a cash dividend will depend upon the shareholder's own individual circumstances. The following is a general outline of the tax consequences in the UK and overseas, based on current law and practice.

  No tax is currently withheld from dividends paid by the Company. A dividend carries a tax credit equal to one-ninth of the dividend.

  Cash dividends

  UK resident individuals

  Individual shareholders, who are resident in the UK for tax purposes, will generally be subject to income tax on the aggregate amount of the dividend and associated tax credit. For example, on a cash dividend of US$90 an individual would be treated as having received dividend income equal to the sterling equivalent of both the US$90 dividend received and the associated tax credit of US$10 and as having paid income tax equal to the sterling equivalent of US$10 (the associated tax credit).

  Individual shareholders who are liable to income tax at the starting rate or basic rate only will have no further tax to pay as the tax liability will be fully extinguished by the associated tax credit.

  Individual shareholders subject to income tax at the higher rate will be liable to tax at a rate of 32.5 per cent on the aggregate of the dividend and the associated tax credit. For example, if a higher rate tax payer receives a dividend of US$90 they would for income tax purposes be treated as receiving dividend income equal to the sterling equivalent of both the US$90 dividend received and the associated tax credit of US$10. The corresponding tax liability would be the sterling equivalent of US$32.50. However, the associated tax credit equal to the sterling equivalent of US$10 would be set against the tax liability, leaving the individual with tax to pay of the sterling equivalent of US$22.50.

  Since 6 April 1999, individual shareholders are no longer able to recover the associated tax credit unless the dividend income arises in a Personal Equity Plan ('PEP') or an Individual Savings Account ('ISA'). In these cases the tax credit will only remain recoverable by the PEP/ISA manager on dividends paid before 6 April 2004.

  UK resident trustees

  Trustees of discretionary trusts, which are usually liable to pay income tax at the current rate of 34 per cent, may be required to account for additional tax on UK dividend income at the current trust rate of 25 per cent against which the 10 per cent tax credit may be offset.

  UK resident companies

  Corporate shareholders (other than certain insurance companies and companies which hold shares on trading account) are not liable to corporation tax or income tax in respect of dividends received from the Company.

  Non-UK residents

  Generally, non-UK residents will not be subject to any UK taxation in respect of any dividend income nor will they be able to recover the associated tax credit.

  Non-UK resident shareholders may be subject to tax on the dividend income under any law to which that person is subject outside the UK. Non-UK resident shareholders should consult their own tax advisers with regard to their liability to taxation in respect of the cash dividend and whether they are entitled to recover any part of the associated tax credit.

  There are special rules which apply to non-UK resident discretionary trusts in receipt of UK dividends.

  Scrip dividends

  UK resident individuals

  The tax consequences of electing to receive new shares in lieu of a dividend are similar to those of receiving cash dividends.

  Individual shareholders who elect to receive new shares in lieu of a cash dividend will be treated as having received income of an amount which, when reduced by income tax at the starting rate (currently 10 per cent) is equal to the 'cash equivalent' which would have been received had they not elected to receive new shares. For example if a shareholder elected to receive new shares in lieu of a US$90 cash dividend they would for UK tax purposes be treated as receiving income of US$100 and as having paid tax equivalent to US$10.

  Individual shareholders who are liable to income tax at the starting rate or basic rate only will have no further tax to pay. Individual shareholders liable to tax at the higher rate will be liable to pay additional tax at the rate of 22.5 per cent of the aggregate of the cash equivalent and associated tax credit (which equates to the sterling equivalent of US$22.50 in the example above).

  The Inland Revenue may however, substitute the market value of the shares on the first day they are dealt on the London Stock Exchange for the 'cash equivalent' if the two figures substantially differ. Inland Revenue current practice is to interpret 'substantially' as representing a difference of 15 per cent or more of the market value.

  For capital gains tax purposes the new shares will be treated as a separate holding. The base cost of these shares will equal the 'cash equivalent' or, if substantially different, the market value will be deemed to equal the base cost.

UK resident trustees

Trustees of discretionary trusts liable to account for income tax on the income of the trust will be treated as having received gross income equal to the 'cash equivalent' as described above. Any tax liability will be calculated in line with the cash dividend treatment described above (tax at a rate of 25 per cent being partially offset by the 10 per cent tax credit).

UK resident companies

Corporate shareholders will not be liable to corporation tax on the receipt of new shares. For capital gains tax purposes the base cost of these shares will be nil.

UK resident gross funds/charities

There is no entitlement, for either a gross fund or charity, to a tax credit and consequently no claim to recover the tax credit will be possible.

Non-UK residents

Individual shareholders will be treated for UK tax purposes as having received income of an amount which, when reduced by income tax at the starting rate (currently 10 per cent) is equal to the 'cash equivalent' which would have been received had they not elected to receive new shares. No UK tax assessment will be made on such individuals but the tax credit cannot be recovered.

However, a non-UK resident shareholder may also be subject to tax on the new shares received under any law to which that person is subject outside the UK. Non-UK resident shareholders should consult their own tax advisers with regard to their liability to taxation in respect of the new shares.

Residual dividend entitlement

Under current legislation, a UK resident shareholder will not be subject to tax on any amount carried forward as a residual dividend entitlement until either a new share or cash is received. The tax treatment of the new ordinary share will be the same as that of any other new ordinary share issued at the same time as a scrip dividend. Any payment in cash will be taxed as a cash dividend.

Timetable of events

Shares quoted ex-dividend in London and Hong Kong                                                                             20 August 2003
American Depositary Shares quoted ex-dividend in New York                                                                20 August 2003
Record date for the first interim dividend for 2003                                                                                    22 August 2003
Shares quoted ex-dividend in Paris                                                                                                          25 August 2003
FINAL DATE FOR RECEIPT BY REGISTRARS OF FORMS OF ELECTION
AND REVOCATIONS OF STANDING INSTRUCTIONS FOR SCRIP DIVIDENDS               24 September 2003
Exchange rate determined for payment of dividends in sterling and Hong Kong dollars                              29 September 2003
Payment date - dividend warrants, new share certificates and Notional
Tax Vouchers mailed and shares credited to stock accounts in CREST                                                    7 October 2003
Expected first day of dealings in new shares in London, Hong Kong and Paris, and
in American Depositary Shares in New York                                                                                          7 October 2003

Further copies of this letter, replacement Forms of Election and a Chinese translation of this and future documents may be obtained from the Registrars

Principal Register                                                           Hong Kong Overseas Branch Register
Computershare Investor Services PLC                         Computershare Hong Kong Investor Services Limited
PO Box 1064                                                                    Rooms 1901-1905
The Pavilions                                                                   Hopewell Centre
Bridgwater Road                                                             183 Queen's Road East
Bristol                                                                              Hong Kong
BS99 3FA
United Kingdom

Telephone: (44) 0870 702 0137                                     Telephone: 2862 8555

 Within this document the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as 'Hong Kong'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: September 3rd, 2003